EXHIBIT 99.9

INFOGRAMES ENTERTAINMENT SA 1, place Verrazzano 69252 LYON

October 5, 2007

To:	The Board of Directors

Atari, Inc.

417 Fifth Avenue

New York, New York 10016

Cc:	Kristina K. Pappa

Secretary of Atari, Inc.

From:	Infogrames Entertainment S.A.

Re:	Removal of Certain Directors of Atari, Inc.

As you are aware, California U.S. Holdings, Inc. (“Cush”), a wholly owned subsidiary of Infogrames Entertainment S.A. (“Infogrames”) is the record holder of a majority of the outstanding common stock of Atari, Inc. (“Atari”), holding approximately 51.36% of the outstanding common stock of Atari. As the majority stockholder and a business partner of Atari, Infogrames has sought to provide assistance to Atari to restructure the business relationship between us and develop a sustainable business plan for Atari going forward. Despite our efforts and our willingness to provide appropriate support for Atari and its business, we have not been able to reach agreement on these matters. Furthermore, Infogrames’ directors have been excluded from the opportunity to participate in deliberations concerning Atari and information arising from such deliberations has not been provided by Atari or the other directors. We believe current management may not have provided the directors with complete and accurate details relating to Atari’s current financial situation and the status of how to address Atari’s urgent financial needs and the status of discussions between Atari and Infogrames. While we have not been provided with full information concerning the actual state of Atari’s finances, representatives of Atari have informed us that they may seek bankruptcy protection. We strongly believe that any filing of a chapter 11 bankruptcy case without a clear path to a reorganization or a chapter 7 liquidation would be injurious to the shareholders of Atari, including Infogrames. As a result, Infogrames has determined that, in order to preserve the value of Atari for all stockholders, it must exercise its rights to take control of the Board of Directors of Atari in order to take immediate action to implement the necessary restructuring of Atari’s operations.

Tel. +33 (0)4 37 64 30 00 – Fax. +33 (0)4 37 64 30 01

Société Anonyme au capital de 12,337,317.66 euros – Siret 341 699 106 00025 – Naf 652 E – N°TVA FR 69 341 699 106

As majority stockholder of Atari, Cush has the power pursuant to the Certificate of Incorporation and By-laws of Atari and Delaware General Corporate Law to act by written consent to take any stockholder action that could be taken at a meeting, including removing any or all of the directors, with or without cause. Infogrames believes that it is in the best interests of all of Atari’s stockholders for Infogrames, acting through Cush, to exercise its rights as a majority shareholder of Atari to change the composition of the Board of Atari to preserve value for all stockholders. As a result, Infogrames is hereby delivering a written consent (enclosed with this letter) to the Board of Directors of Atari to remove Messrs. James Ackerly, Ronald C. Bernard, Michael G. Corrigan, Dennis Guyennot and Ms. Ann E. Kronen as members of the Board of Directors of Atari. We request that Atari take immediate steps to implement this action, including any required notice to stockholders under Delaware law and the federal securities laws. Moreover, the directors of Atari who are being removed as a result of the written consent are hereby put on notice that, pending implementation of the actions taken in the consent, they should not take any corporate action without the consent and approval of a majority of the directors who will remain in office after giving effect to the removal by written consent. Please be advised that Infogrames intends to pursue all available remedies against any director who takes any action inconsistent with Infogrames rights as majority stockholder, including, without limitation, the approval of any filing for bankruptcy protection or other actions that may harm or damage the interests of the stockholders of Atari.

Sincerely,

/s/ Patrick Leleu
Name: Patrick Leleu Title: Chief Executive Officer

Tel. +33 (0)4 37 64 30 00 – Fax. +33 (0)4 37 64 30 01

Société Anonyme au capital de 12,337,317.66 euros – Siret 341 699 106 00025 – Naf 652 E – N°TVA FR 69 341 699 106